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February 28, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Christopher Edwards, Esq., Office of Life Sciences

Re:	Mystic Holdings, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed February 10, 2020
File No: 024-11093

Ladies and Gentlemen:

At the request of our client Mystic Holdings, Inc., and in response to our telephone call with Christopher Edwards of the SEC staff on February 26, 2020, we are writing to clarify a threshold issue presented by the staff in its comment letter dated February 24, 2020 (copy attached to email), prior to making an amended filing of the captioned Form 1-A Offering Statement.

In the SEC comment letter, the staff notes in comments nos. 1, 4 and 5 that “it appears” that certain affiliates of Mystic Holdings have previously committed to approve the exchange offer and exchange their shares.1

It is the position of Mystic Holdings that its affiliates (i.e., its existing shareholders) have not, in fact, made such a commitment to date and, as disclosed in the most recent amendment to the Offering Statement,2 may or may not vote in favor of the proposed share exchange transaction.

1	For example, Comment 4 states: “it appears that certain affiliates of the company have committed to approve the exchange offer and exchange their shares.” Comment 5 states: “[it] appears that your exchange offer may have commenced with the execution of the share exchange agreement, which appears to commit certain affiliates of the company to vote to approve the exchange offer and exchange their shares.”

2	The third paragraph on the cover page of the Offering Circular reads: “No assurance can be given that Share Exchange or Canadian Public Offering will be completed. In order to be completed, the Share Exchange must be approved by our stockholders, including investors in this offering, by an affirmative vote of the majority of our outstanding shares. No assurance can be given that our existing stockholders at the time of such vote will vote in favor of completing the Share Exchange. The Share Exchange is subject to various closing conditions, including the approval of Nevada governmental authorities to transfer our cannabis licenses; we cannot predict when, or even if, such approval will be granted. If we fail to obtain the requisite stockholder and governmental approvals or satisfy any of the other conditions precedent to the Share Exchange, the Share Exchange and Canadian Public Offering will not be completed.”

February 28, 2020

In support of Mystic Holdings’ position, we note that Mystic Holdings’ existing shareholders have not, in their capacity as a shareholder, entered into any separate voting agreement, proxy agreement or other similar shareholders agreement relating to the proposed share exchange transaction. Nor have any shareholders tendered their shares or provided any consideration to date in connection with the proposed share exchange transaction.

We have assumed that the appearance of a commitment made by Mystic Holdings’ affiliates is taken from the terms of the Share Exchange Agreement filed as Exhibit 6.1 to the Offering Statement. However, no such affiliate commitment is made pursuant to or reflected in the Share Exchange Agreement. Rather, the Share Exchange Agreement provides that the Mystic Holdings affiliates will in the future seek to obtain such approvals. To the extent that the drafting in the Share Exchange Agreement implies that affiliates supported the proposed share exchange transaction, it was purely in their capacity as a director or officer of Mystic Holdings.

On point, Section 2.01 of the Share Exchange Agreement provides that TargetCo [Mystic Holdings] has secured . . . the consent of the TargetCo Shareholders . . . to obtain such approvals [emphasis added].” A fair reading of Section 2.01 indicates only that Mystic Holdings affiliates have agreed to cause Mystic Holdings to take reasonable efforts3 to obtain shareholder approval of the proposed share exchange transaction.

In the event Section 2.01 of the Share Exchange Agreement is potentially unclear, Sections 6.01(b) and 6.03(i) of the Share Exchange Agreement include affirmative covenants for Mystic Holdings to obtain the approval of its shareholders, indicating more clearly that such approval has not yet been obtained. See also Section 6.01(b), which requires Mystic Holdings to “use commercially reasonable efforts to obtain, before the Time of Closing, all . . . consents . . . and other approvals from . . . TargetCo Shareholders .. . . as are necessary for the consummation of the transactions contemplated herein.” Further, see Section 6.03(i), which provides that Mystic Holdings will “obtain TargetCo Shareholders’ Approval of the Transaction.”

Additionally, Section 3.01(b) of the Share Exchange Agreement provides that receipt of Mystic Holdings shareholder approval is a condition to the closing of the transaction. Section 3.01(b) specifically provides that “[the] obligations of the Purchaser [Qualcan Canada] to complete the Transaction are subject to . . . receipt of evidence of the TargetCo Shareholders’ Approval and any other approval of the TargetCo Shareholders, as applicable.” Inasmuch as no such approval has been made by the Mystic Holdings affiliates and, therefore, no such approval has been furnished to the Purchaser to date, the Purchaser has not received evidence of the TargetCo Shareholders’ Approval.

Mystic Holdings has informed us that, notwithstanding its position with respect to the absence of prior commitments by its affiliates, it and the Purchaser have agreed to amend Section 2.01 of the Share Exchange Agreement to replace the second sentence thereof to state that: “For the avoidance of doubt, the TargetCo Shareholders reserve, in their absolute discretion, the right to vote in favor of or against the consummation of the Transaction.”

Finally, as a policy matter, we do not see any harm to investors in the Regulation A+ offering based on the issues presented, as Mystic Holdings has included significant information in the Offering Statement about the proposed share exchange transaction and Qualcan Canada.

3	The first sentence of Section 2.01 refers to the use of “reasonable efforts . . . to take all other action necessary or advisable . . . to approve and adopt this Agreement and the Transaction contemplated herein.”

February 28, 2020

As previously noted by us, Mystic Holdings is anxious to complete this important financing transaction. Mystic Holdings has already revised certain business statements to comply with Comment 2 of the SEC comment letter and is supplementally providing by email a copy of its letter of intent with Qualcan Canada in response to Comment 3 of the SEC comment letter.

We would like to resolve the issues presented by the SEC in its February 24, 2020 comment letter at the earliest possible time in order for Mystic Holdings to move forward. We would greatly appreciate the staff’s response by Tuesday, March 3, 2020, so that we can promptly make an amended filing.

Please do not hesitate to contact me or Lorenzo Barracco, the Chief Executive Officer of Mystic Holdings (tel.: (646) 286-9070), if you have any questions or require any additional materials.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Christopher Edwards, Esq.
Mr. Joseph McCann
Mr. Lorenzo Barracco
Mr. Michael Cristalli